Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

August 14, 2006

Carmen Moncada-Terry, Esq
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NewGen Technologies, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed June 13, 2006
File No. 333-133457

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
Filed June 5, 2006
File No. 33-22264

Dear Ms. Moncada-Terry:

This firm represents NewGen Technologies, Inc. (the “Company”) in the above-referenced matters. In accordance with our prior conversations, enclosed is a redlined copy of the Company’s amended Form 10-QSB, which we intend to file as soon we have been informed that the revisions made are satisfactory. Below please find the Company’s responses to your July 13, 2006 comment letter:

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Note 2- Basis of Presentation and Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page 8

1.
We have considered your response to our prior comment number two in our letter of June 23, 2006. We do not agree with your conclusions with regard to the fair value of your convertible debentures as of March 31, 2006. The carrying value of this debt reflects the bifurcation of the detachable warrants and derivative liability, while the fair value of the debt would be based on the discounted future cash flows as discussed in Statement of Financial Accounting Standards (SFAS) 107, Appendix A.

Disclose the significant methods and assumptions used to estimate the disclosed fair value of this financial instrument, required by SFAS 107, paragraph 10. We may have further comment. If it is not practical to estimate the fair value, provide the disclosures required under SFAS 107, paragraph 14.

Response

The disclosure has been revised by the Company to address the fair value of the convertible debentures as required by SFAS 107, Paragaraph 10.

Note 9— Convertible Debentures, page 18

2.	We have considered your response to our prior comment number three in our letter of
June 23, 2006. It appears the secured convertible debt agreement with Cornell Capital Partners, LP may contain other embedded derivatives that you should evaluate under SPAS 133 and Emerging Issue Task Force Issue (EITF) Issue 00-19. Tell us how you evaluated the following:

•	You have the option to redeem the notes at a certain predetermined percentage of the outstanding principal and accrued interest depending upon the date of prepayment.

• You are subject to certain default provisions.

Please note that we expect you to perform a thorough analysis of all the provisions of your convertible debt instrument in order to determine whether there are any provisions that may be embedded derivatives which should be bifurcated and accounted for separately as a derivative pursuant to SFAS 133. Please tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision. With regards to the default provision, your response should include an analysis of paragraphs 12, 13 and 61(d) of SFAS 133 and Derivatives Implementation Group (DIG) issue B 16.

Response

The Company has performed a thorough review of all of the provisions of the secured convertible debentures in order to identify all potential embedded derivative instruments. Following are the embedded derivatives the Company identified during its review and our evaluation of each provision.

Embedded Conversion Option
The debenture includes an embedded conversion feature (or put option) that allows the holder to convert the debt into shares of the Company’s stock at their option. The conversion price is the lower of $1.00 or 80% of the lowest closing bid price five days prior to the notice of conversion.

According to paragraph 12 of FAS 133, an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument, if and only if, all of the following criteria are met:

•
The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of the Statement.

o
In this case, the host contract is a debt instrument, and the embedded derivative instrument is an equity instrument, i.e. convertible into common shares. Thus, the host and embedded derivative are not clearly and closely related and this criteria is met. This is also discussed and confirmed in paragraph 61 (k) of Appendix A of FAS 133.

•
The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

o	Since the host contract is a debt instrument, it is not remeasured at fair value under GAAP. Therefore, this criteria is met.

•
A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of FAS 133. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

o	The definition of a derivative is outlined in paragraph 6 of FAS 133 and has all three of the following characteristics:
▪
It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

•	In this case, the underlying is the stock price and the notional amount is the principal balance of the loan. Therefore, this criteria is met.
▪
It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

•	The embedded conversion option required no initial net investment. Therefore, this criteria is met.
▪
Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

•
Upon exercise of the conversion option, the contract requires the holder to pay the Company cash, and the Company delivers shares, that are readily convertible to cash (see paragraph 9 (c) of FAS 133), since the shares are traded on the OTCBB. Therefore, this criteria is met.

o	Since the criteria of paragraph 6 have been met, we must now determine if the option is exempted under paragraph 11 of FAS 133.
o	Paragraph 11 states, the following contracts will not be considered derivative instruments under FAS 133:
▪	Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position
•	The conversion option is indexed to our own stock. However, to determine if the contract would be classified in the equity section of the balance sheet, we must review EITF 00-19.
o
The first thing to determine is if the convertible debenture is considered “conventional convertible debt”. If the convertible debenture is considered conventional, then the option would qualify for equity classification under 00-19, would qualify for the exception under paragraph 11 of FAS 133 and not be bifurcated.

▪
To be considered a conventional convertible debt instrument, the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

▪
Since the conversion shares in the embedded option are not fixed at the outset of the contract (debt is converted at the lower of $1.00 or 80% of the lowest closing bid price for the previous five days), our debenture is not considered conventional, and we must review the classification criteria of 00-19.

o	Under 00-19, all of the following conditions must be met in order for the contract to be classified as equity:
▪	The contract permits the company to settle in unregistered shares
▪
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding

•
The Company currently has 100 million shares authorized, less 38.6 mil issued and outstanding and options/warrants (other than the 1.125 mil warrant issued to Cornell) of 4.25 mil, meaning there is approximately 57.1 million shares available to issue.

•
Thus, if the share price drops to $0.01 per share, we would be required to deliver 285 million shares upon conversion. Therefore, we do not have enough authorized shares to meet the contract requirements. We do not meet this criteria, and do not receive equity classification. We are not exempted under this clause.

▪	There are other provisions, however, they have not been shown here since we do not meet the criteria for equity classification.
▪	Contracts issued by the entity in connection with stock-based compensation arrangements addressed in FASB Statement No. 123, Accounting for Stock-Based Compensation
•	This is not applicable to our contract, so we are not exempted.
▪
Contracts issued by the entity as contingent consideration from a business combination. The accounting for contingent consideration issued in a business combination is addressed in APB Opinion No. 16, Business Combinations. In applying this paragraph, the issuer is considered to be the entity that is accounting for the combination using the purchase method.

•	This is not applicable to our contract, so we are not exempted.
o	Conclusion, we are not exempted under paragraph 11 of FAS 133, therefore, the option meets the definition of a derivative under FAS 133.
•	Overall conclusion, the option must be bifurcated from the host contract and accounted for separately.

The next issue is to determine the appropriate balance sheet classification of the derivative instrument. This is done by review of 00-19. Based on the above review, we do not qualify for equity classification. Therefore, the embedded conversion option derivative instrument will be classified as a liability, with changes in its fair value recorded in earnings.

Embedded Call Option (Prepayment Option)
The convertible debenture contains a provision that allows the Company to prepay (or call) the debenture and pay a 7% prepayment penalty if repaid in the first 90 days or 10% if prepaid after 90 days.

According to paragraph 12 of FAS 133, an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument, if and only if, all of the following criteria are met:

•
The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of the Statement.

o
In this case, the host contract is a debt instrument, and the embedded derivative is an option to call the debt early. Paragraph 61 (d) of FAS 133 deals with this issue. According to 61 (d), call options that accelerate the repayment of principal are clearly and closely related unless both of the following are present:

▪	The debt involves a substantial discount or premium
•
Since the warrant issued in conjunction with the debt has a value of approx. $0.9 mil (a discount of 18% based on the entire $5 million debenture), the debt has been issued at a significant discount and we meet this criteria.

▪	The call option is contingently exercisable
•	The call option is not contingent on anything so we do not meet this criteria
▪	Therefore, since both of these criteria are not met, the call option would appear to be considered clearly and closely related.

In addition, DIG Issue B16 must also be considered in determining if the call option is clearly and closely related.
•
Step 1 - Is the amount paid upon settlement adjusted based on changes in an index? No, the amount of the payoff is the principal, accrued interest and a 10% penalty. It is not based on changes in an index. If no, go to step 3.

•	Step 3 - Does the debt involve a substantial premium or discount? As noted above, it does involve a substantial discount. If yes, go to step 4.
•
Step 4 - Does a contingently exercisable call option accelerate the repayment of the contractual principal amount? No, the call option is not contingent. If no, further analysis of the contract is required under paragraph 13.

Paragraph 13 states that for purposes of applying the provisions of paragraph 12, an embedded derivative instrument in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid or received on an interest-bearing host contract, is considered to be clearly and closely related to the host contract unless either of the following conditions exist:

•	The hybrid instrument can contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment.

o
Under the prepayment terms, the holder would be paid all principal, plus accrued interest and a 10% penalty, thus they will recover all of their initial investment. Therefore, this criteria is not met.

•
The embedded derivative could at least double the investor’s initial rate of return on the host contract and could also result in a rate of return that is at least twice what otherwise would be the market return for a contract that has the same terms as the host contract and that involves a debtor with a similar credit quality.

o
The holder’s initial rate of return is 10%, i.e. the interest rate. If we were to prepay the $2.85 million 6 months after the issuance, the investor would receive interest of $142.5K plus a penalty of $285K. Thus, the return would be triple their initial return.

o
However, in applying this criteria, DIG Issue B-39 “Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor” should also be considered. Following is the response from Issue B-39:

▪
The conditions in paragraph 13(b) do not apply to an embedded call option in a hybrid instrument containing a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the debtor (issuer/borrower). This guidance does not affect the application of the condition in paragraph 13(a) or the application of the provisions of paragraph 61(d) as interpreted by Statement 133 Implementation Issue No. B16, "Calls and Puts in Debt Instruments." In addition, this guidance does not apply to other embedded derivative features that may be present in the same hybrid instrument.

▪
The conditions in paragraph 13(b) were intended to apply only to situations that meet the two conditions specified in paragraphs 13(b)(1) and 13(b)(2) (of Issue B-39) and for which the investor has the unilateral ability to obtain the right to receive the high rate of return specified in those paragraphs. When the embedded derivative is an option rather than a forward contract, it is important to analyze whether the investor is the holder of that option. For an embedded call option, the issuer or borrower (and not the investor) is the holder, and thus only the issuer (borrower) can exercise the option. Consequently, the investor does not have the unilateral ability to obtain the right to receive the high rate of return, which is contingent upon the issuer’s exercise of the embedded call option.

o
Based on the response for Issue B-39, paragraph 13(b) of FAS 133 is not applicable to our call option. Also, see the first example in Issue B-39, the characteristics of the example are the same as the call option. Thus, we do not meet any of the provisions of paragraph 13, and the call option would be considered clearly and closely related. Therefore, the call option should not be separated from the host contract.

Embedded Default Provision
The convertible debenture includes various events of default. Upon a default, the holder may demand payment in cash or covert the amount due to shares of the Company at the conversion price then in effect. This conversion feature also extends to any amounts due the holder as liquidated damages for the registration statement not being declared effective by the due date, which has been extended to June 15. We will be requesting another extension. The default provision allows the holder to “put” the debt, i.e. can require us to repay at that point in time. Therefore, there is a “put option” that must be reviewed for the proper accounting treatment.

According to paragraph 12 of FAS 133, an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument, if and only if, all of the following criteria are met:

•
The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of the Statement.

o
In this case, the host contract is a debt instrument, and the embedded derivative is an option to put the debt early. Paragraph 61 (d) of FAS 133 deals with this issue. According to 61 (d), put options that accelerate the repayment of principal are clearly and closely related unless both of the following are present:

▪	The debt involves a substantial discount or premium
•
Since the warrant issued in conjunction with the debt has a value of approx. $0.9 million (a discount of 18% based on the entire $5 million debenture), the debt has been issued at a significant discount and we meet this criteria.

▪	The call option is contingently exercisable
•	The call option is contingent on a default, thus we meet this criteria
▪	Therefore, since both of these criteria are met, the call option would appear to be considered not clearly and closely related, thus requiring bifurcation.

In addition, DIG Issue B16 must also be considered in determining if the call option is clearly and closely related.
•
Step 1 - Is the amount paid upon settlement adjusted based on changes in an index? No, the amount of the payoff is the principal and accrued interest. It is not based on changes in an index. If no, go to step 3.

•	Step 3 - Does the debt involve a substantial premium or discount? As noted above, it does involve a substantial discount. If yes, go to step 4.
•
Step 4 - Does a contingently exercisable put option accelerate the repayment of the contractual principal amount? Yes, the put option is contingent on a default. If yes, the put is not clearly and closely related to the debt instrument.

•	Conclusion, since the put option is not clearly and closely related to the debt instrument, we will be required to bifurcate the option.

We must now review EITF 00-19 to determine proper classification on the balance sheet. We will utilize the same review as discussed in the embedded conversion option above.

•
The first thing to determine is if the convertible debenture is considered “conventional convertible debt”. If the convertible debenture is considered conventional, then the option would qualify for equity classification under 00-19

o
To be considered a conventional convertible debt instrument, the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

▪
Since the conversion shares in the embedded option are not fixed at the outset of the contract (debt is converted at the lower of $1.00 or 80% of the lowest closing bid price for the previous five days), our debenture is not considered conventional, and we must review the classification criteria of 00-19.

•	Under 00-19, all of the following conditions must be met in order for the contract to be classified as equity:

o	The contract permits the company to settle in unregistered shares
▪	The contract does allow in a default scenario, to settle in unregistered shares. Therefore, we meet this criteria.

o
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding

▪
The Company currently has 100 million shares authorized, less 38.6 mil issued and outstanding and options/warrants (other than the 1.125 mil warrant issued to Cornell) of 4.25 mil, meaning there is approximately 57.1 million shares available to issue.

▪
Thus, if the share price drops to $0.01 per share, we would be required to deliver 285 million shares. Therefore, we do not have enough authorized shares to meet the contract requirements. We do not meet this criteria.

o	There are other provisions, however, they have not been shown here since we do not meet the criteria for equity classification.

•	Overall conclusion, the embedded put option derivative instrument will be classified as a liability, with changes in its fair value recorded in earnings.

The Company did not identify any further potential derivative instruments during its review of the convertible debentures. The Company has revised the financial statements and disclosures accordingly.

3.
We note the assumptions that you have used for the valuation of the warrants and the conversion features associated with your convertible debentures. We also note the relative complexity of the agreements underlying these instruments. We believe management is in the best position to determine the appropriate valuation techniques and assumptions for use in valuing your complex financial instruments, However, it appears to us based on the values you have calculated that the Black-Scholes model may not be appropriate for the valuation of these instruments. Additionally, we believe that the complexities of the conversion features, such as variable exercise prices, indicate that a more comprehensive modeling tool is required. To the extent you identify additional embedded derivatives in response to comment 3 above, all of the bifurcated embedded derivatives should be combined and accounted for as a compound derivative pursuant to DIG 15. As appropriate, please revise your methodologies and assumptions or tell us why you believe your methodologies and assumptions used in valuing the derivative instruments are appropriate and consistent with the objective of measuring fair value.

Response

The Company engaged the valuation firm Valuation Research Corporation (“VRC”) to value all derivative instruments associated with the convertible debentures. VRC used the Black-Scholes method to value the free standing warrant and the binomial method to value all bifurcated embedded derivative instrument liabilities. The Company believes the binomial method is a better tool to evaluate the fair value of the complex embedded derivative liabilities.

The Company has revised its reporting and disclosures to properly reflect the new methodologies. In addition, all bifurcated embedded derivative liabilities have been accounted for as a compound derivative pursuant to DIG Issue B15.

4.	Provide all the disclosures required by EITF 00-19, paragraph 50 with regard to the convertible debentures.

Response

The Company has revised its disclosures to include all disclosures required by EITF 00-19 paragraph 50.

***

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,
/s/Yoel Goldfeder
Yoel Goldfeder